UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 10, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

CHC Helicopter S.A.

File No. 333-179072 - CF#27839

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CHC Helicopter S.A. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on January 18, 2012, as amended.

Based on representations by CHC Helicopter S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through January 01, 2013
Exhibit 10.4	through January 01, 2017
Exhibit 10.5	through January 01, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel